Contact

www.linkedin.com/in/yani-deros (LinkedIn)
www.atom-inc.co (Company)

Top Skills

Electrical Engineering
Industrial Design
Product Development

Yani Deros

CEO, Director CIRQ+ / President ATOM + Product Development / Technology Speaker
Scottsdale, Arizona, United States

Summary

Strategic product innovation and development resonates at the core of our firm that specializes in the commercialization of emerging technologies and markets.

A committed foward-visioning philosophy has shaped ATOM Innovation + Product Development into an internationally recognized creative firm capable of delivering unexpected and market leading solutions for a broad range of companies from global corporations to start-up ventures. Ever evolving to meet the needs of its clients and their technologies, ATOM strives to become a vested partner in the success of each program and champion of tomorrow's breakthrough technologies and ideas.

Every project is known to be comprised of unique challenges that in the minds eye of ATOM requires new insights to inspire. Its process begins with a highly specialized and technical team that applies extensive experience and abilities to each program to maximize outcomes and disruptive market impact. Our specialized and proven process is anchored by our proprietary STREAM Research methodology via a dynamic and engaging community of hundreds, if not thousands, of end users assembled to provide invaluable insight into the development of products, brands or technologies.

ATOM then utilizes in proven product development process anchored be a dynamic force of visionary experts that deliver world class industrial design solutions embodied by sound engineering practices and ultimately leveraged by the ability formulate launch strategies aimed at disrupting markets. This holistic perspective recognizes no new product or service will be successful if it doesn’t support and reinforce the brand.

More Info:
480.940.4598

info@atom-inc.co

Specialties: Full service product development firm specializing in a broad range of industries providing world class Industrial Design, STREAM Research, Proof of Concept development, UI, UX, Branding, Strategy, Graphic Design, Packaging, Mechanical Engineering, Electrical Engineering, Manufacturing sourcing.

Experience

ATOM Innovation + Product Development
President/Founder
2003 - Present (19 years)
Scottsdale, AZ Boston,MA

About ATOM

"Inspiring Innovation" ATOM is an award winning full service product development and design firm that works to commercialize new products, emerging technologies and markets globally.

Like its customers, ATOM is at the forefront of discovery and aspires to be the champion’s of tomorrow’s breakthrough technologies. An empowering new economic model and customized development teams composed of experienced international designers and engineers, allow corporations to attain broader product centric services while establishing a solid foundation for their products.

Innovative customers possess the potential to disrupt entire market segments by harnessing ATOM’s expertise in harvesting ideas, establishing a clear vision, developing business strategies and delivering inspiring yet practical design solutions that resonate within the marketplace.

For further information please call:
480-940-4598
info@atom-inc.co

CIRQ+
Chief Executive Officer

December 2016 - Present (6 years)
Scottsdale, AZ

CIRQ+ is a Cloud based technology system that transforms any hotel room into a Smart Room for Smart Guests!

Our Platform as a Service (PaaS) solution has been developed to meet the growing needs of the hospitality industry rooted in global research with leading properties. The insights drove the development of a future-ready solution today by bridging the gap between guest comfort, engagement and experience while delivering state-of-the art controls for reducing hotels' in room energy usage and lowering operating costs for property owners.

This unified technology platform consolidates multiple in-room solutions and services into one manageable offering -- power charging (Qi) wireless charging, (hi-voltage, low voltage), instant-on clock/alarm, Wi-Fi, Bluetooth Audio/stereo speakers, temperature controls, hotel services and more -- into a single in-room device. This unification offers guests ease of use, comfort controls, convenience and connectivity at their fingertips. The solution also provides properties with a retrofit solution that is easy to install and a cost-effective way to deliver a highly personalized guest experience.

CIRQ+ includes state-of-the-art energy IoT controls for properties to remotely monitor and adjust energy usage by intelligently adjusting room temperatures, lighting, and outlets based on guest occupancy. This in turn will reduce energy costs and improve operational efficiencies. The platform can also be suited for new builds, property expansion or retrofits and installation on cruise ships.

With this groundbreaking, future-proofed innovation, CIRQ+ is primed to meet the evolving needs of properties globally by evolving with the time and the demands of tech savvy guests for years to come.

www.cirqplus.com

STREAM Research
Founder
January 2012 - Present (10 years 11 months)
Scottsdale

STREAM Research® is the next generation insight method that is transforming innovation planning and development for corporations globally. This proprietary platform and process using the true Voice of the Customer that

result in the creation of building massive online communities; drawing key insights and narratives to inspire and empower innovative products, brands and service solutions.

STREAM Research delivers on many levels including one of the only methods that yields both qualitative and quantitative data in the same encompassing solution. Data is driving corporate bottom lines around the globe. Find out how STREAM Research insights and outcomes are blowing away corporations around the world!

www.streamresearch.com

• Data and insights satisfy need for defensible evidence for product, business, brand or marketing strategy
• Ideal for both B2B and B2C applications
• Validate product, brand, service or technology innovations
• Market verification and validation
• Leverage segmented and/or blended communities
• Progressively expandable for in depth exploration, examination, experimentation
• Access to majority off-market consumers, largest segment of the population
• Real-time analysis and data accessibility
• Covalent Insights reinforces outcomes and recommendations
• Develop product / technology development roadmaps that are prioritized and validated with the end customer.

Sensys Medical, Inc.
Director of Product Development
2001 - 2003 (2 years)

Farm Design, Inc.
Director of Design
1995 - 2001 (6 years)

Continuum
Senior Industrial Designer
1994 - 1995 (1 year)

Appliance Development Corporation
Project Manager/Senior Designer

1991 - 1994 (3 years)

Sava Cvek Design
Industrial Designer
1990 - 1991 (1 year)

Xyvision Corporation
Production Designer
1988 - 1990 (2 years)

Education

Massachusetts College of Art and Design
Bachelor, Industrial Design · (1987 - 1991)

Massachusetts College of Art and Design
Bachelor's degree, Industrial and Product Design / Product I · (1987 - 1991)